SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON AUGUST 25, 2017

Consolidated summary statement of remote voting

São Paulo, August 24, 2017 –  Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Instruction 481/09, as amended (“ICVM 481”), hereby discloses the summary voting statement sent by Itaú Corretora de Valores S/A (“stock transfer agent”) in the form of APPENDIX I, containing the consolidated voting instructions submitted by shareholders to the custody and stock transfer agent, identifying the number of votes for, against and abstentions regarding each item of the remote voting bulletin.

Braskem also informs that proxy votes had not been sent directly to the Company and hence there is no summary voting statement to be disclosed by the Company, pursuant to article 21-T, clause II, item "b" of CVM IN 481.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

APPENDIX I

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON AUGUST 25, 2017

Consolidated summary statement of remote voting

Code of the Resolution	Description of the Resolution	Vote	Number of shares
1	Replacement of one (1) sitting member of the Company's Fiscal Board, indicated by the controlling shareholder, for the remaining term of office in course, which will end at the time of the Ordinary General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2017. Candidate – Gilberto Braga	Abstain	2,945
		For	68
		Against	-
2	Ratification of the appointment and hiring of G5 Consultoria e Assessoria Ltda. and Apsis Consultoria e Avaliações Ltda., as specialized independent companies for purposes of preparing the appraisal reports on the shares issued by Cetrel S.A. (“Cetrel”), a company enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 14.414.973/0001-81.	Abstain	2,945
		For	68
		Against	-
3	Review and approval of the Appraisal Reports, mentioned in the previous item.	Abstain	2,945
		For	68
		Against	-
4	Pursuant to article 256 of Law No 6.404/76, of December 15, 1976, approval of the acquisition by the Company, under the terms of this Proposal: (a) of shares representing 63.66% of the total voting capital of Cetrel, which are currently held by Odebrecht S.A., a company enrolled in the CNPJ/MF under No. 05.144.757/0001-72 (“Odebrecht S.A.”); and (b) indirectly, of the share control of Distribuidora de Água Camaçari S.A., a company enrolled in the CNPJ/MF under No. 01.944.031/0001-63 (“DAC”), considering that the totality of the shares issued by DAC is currently held by Cetrel	Abstain	2,945
		For	68
		Against	0

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.